
January 31, 2018

By E-Mail

Steven J. Williams, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019

> **Re: Qualcomm Incorporated**
> **Definitive Additional Soliciting Materials**
> **Filed on January 16 and 29, 2018**
> **File No. 000-19528**

Dear Mr. Williams:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Definitive Additional Soliciting Materials filed January 16, 2018

1.   We reissue comment 2 from our January 18, 2018 comment letter. We do not believe you have provided factual support for your disclosure that Broadcom's nominees "…are likely to act in the best interests of Broadcom and Silver Lake." The support you provided does not explain how you are able to state with any certainty that the Broadcom nominees will not fulfill their fiduciary duties and instead favor Broadcom's offer regardless of their fiduciary obligations. We note that Broadcom's disclosure has focused on its view that the Qualcomm board has not engaged with Broadcom regarding Broadcom's offer and that it believes its nominees will engage; neither Broadcom nor its nominees have made any disclosure that they intend to support Broadcom's offer, either at its current price or at all. Thus, please provide us factual support for your disclosure or confirm that you will not make similar statements in future soliciting materials.

2.   You state that your share price will experience "$25-$45/share in additional value from licensing resolution." The inclusion of valuations in soliciting materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis and where accompanied by disclosure which facilities shareholders' understanding of the basis for and the limitations on the projected realizable values. See Exchange Act Release No. 16833 (May 23, 1980). Please provide us with your analysis supporting your valuation of the stock and confirm that in future filings in which you provide a valuation you will include a similar analysis. In addition, supplementally explain why your valuation is not so qualified and subject to such material limitations and qualifications as to make inclusion of the $25-$45 figure unreasonable.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions